Exhibit 6.10

Apex Farms Corp.

501 Silverside Rd., PMB #342

Wilmington, DE 19809

Thomas Wick

7 Rockford Rd., Apt. E12

Wilmington, DE 19806

Re:	Consulting Agreement

Dear Thomas:

This engagement letter (this “Agreement”) sets forth the terms and conditions pertaining to your retention by Apex Farms Corp. (“we” or “us”) as a consultant and the provision of Services (as defined below) by you to us. Please indicate your acceptance of these terms and conditions by signing in the space designated below and returning this Agreement to my attention.

1.	Services. You agree to provide us with the following services (the “Services”): You will help us by serving as the Lead Foreman on work sites and managing all work crews.

2.	Equity Compensation and Expenses.

a.	Equity Compensation: In consideration of the Services and as full compensation for all Services rendered, so long as you continue providing the Services, we will pay you equity compensation in the total amount of 25,000 shares of common stock of the Company (“shares of common stock”). On January 27, 2018, you will receive 1,000 shares of common stock. The remaining 24,000 shares of common stock will vest over the following year at a rate of one-twelfth (1/12) per month, or 2,000 shares of common stock per month beginning February 1, 2018. You will be expected to work a total of [0] hours per week through February 1, 2019.

b.	Expenses: In addition, we shall reimburse you for all costs and expenses (including travel expenses) that you reasonably incur in the performance of the Services to the extent that we have preapproved such expenses.

3.	Confidentiality. During the term of this Agreement, we will provide you with confidential and/or proprietary information, including but not limited to data, information, ideas, materials, sales, cost and other unpublished financial information, product and business plans, or other relevant information that is marked “confidential” (or similarly) or, if not so marked, is clearly intended to be confidential (collectively, “Confidential Information”). You shall protect all such Confidential Information with at least the same degree of care that you use to protect your own confidential information, but not less than a reasonable degree of care. You shall not use, disclose, provide, or permit any person to obtain any such Confidential Information in any form, except for employees, agents, or independent contractors whose access is required to carry out the purposes of this Agreement and who have agreed to be subject to the same restrictions as set forth herein. The confidentiality obligations of this section shall not apply to any information received by you that (i) is generally available to or previously known to the public, (ii) can be reasonably demonstrated was known to you prior to the negotiations leading to this Agreement, (iii) is independently developed by you outside the scope of this Agreement without use of or reference to our Confidential Information, or (iv) is lawfully disclosed pursuant to a court order, provided that the party subject to such order shall promptly notify the party whose Confidential Information is to be disclosed, so such party may seek a protective or similar order.

4.	Termination. This Agreement can be terminated by either party upon thirty (30) days advance written notice. Termination of this Agreement shall in no way affect our obligation to pay you for equity compensation accrued through the date of termination or to reimburse you for any approved expenses incurred on our behalf through the date of termination. One party’s obligations to perform under this Agreement shall terminate automatically upon the dissolution, termination of existence, insolvency, business failure, appointment of a receiver of any part of the other’s property, assignment or trust mortgage for the benefit of creditors by the other, the commencement of any proceeding under any bankruptcy, receivership or insolvency laws by or against the other.

5.	Miscellaneous. Each party shall be and act as an independent contractor and not as partner, joint venturer, or agent of the other, and shall not bind nor attempt to bind the other to any contract. All notices under this Agreement shall be in writing, and shall be deemed given when personally delivered, three days after being sent by prepaid certified or registered U.S. mail, or one day after being sent by overnight express courier to the address of the party to be noticed, as set forth in any writing or document provided by the party to be noticed to the other. This Agreement constitutes the entire agreement between the parties regarding the subject matter hereof and supersedes all prior understandings, agreements, or representations by or between the parties, written or oral, to the extent they related in any way to the subject matter hereof. No changes, modifications, or waivers to this Agreement will be effective unless in writing and signed by both parties. In the event that any provision hereof is determined to be illegal or unenforceable, that provision will be limited or eliminated to the minimum extent necessary so that these terms and conditions shall otherwise remain in full force and effect and enforceable. These terms and conditions shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws provisions of such state. Neither party may assign its rights or delegate its duties under this Agreement without the express prior written consent of the other party, which consent shall not be unreasonably withheld. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which, together, shall constitute one and the same instrument. Facsimile execution and delivery of this Agreement is legal, valid and binding execution and delivery for all purposes.

Please sign and date this letter and return it to us by January 26, 2018 if you wish to accept this engagement on the terms described above. If you accept this engagement, we would like you to start on January 27, 2018.

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We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Alexander M. Woods-Leo
Alexander M. Woods-Leo
Chief Executive Officer
Understood and Accepted:

/s/ Thomas Wick	01/26/2018
Thomas Wick	Date

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